SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature)
Teruhisa Tokunaka
Executive Deputy President and Group Chief Strategy Officer

Date: July 25, 2003

List of materials

Documents attached hereto:

i)	A press release regarding notice of share buy back on the Tokyo Stock Exchange to reserve shares for shareholders who wish to increase their shares to one unit (100 shares)

SONY

Sony Corporation
News & Information	6-7-35 Kitashinagawa, Shinagawa-ku Tokyo, 141-0001 Japan

No. 03-032E

July 25, 2003

Notice of share buy back on the Tokyo Stock Exchange to reserve shares for shareholders who wish to increase their shares to one unit (100 shares)

With regard to the share buy back pursuant to Article 210 of the Commercial Code, Sony has purchased its own shares on the Tokyo Stock Exchange as follows:

(1) Purchase Date:	July 25, 2003 (Friday)

(2) Purpose:	To reserve shares to be sold to shareholders upon their requests to purchase shares in order to increase their shares to one unit (100 shares)

(3) Type of Shares:	Shares of Common Stock

(4) Number of Shares Purchased:	500,000 shares

(5) Total Purchase Price:	1,847,370,000 yen

(6) Method:	Shares were purchased on the Tokyo Stock Exchange.

[Reference]

Authorization made at the ordinary general meeting of shareholders held on June 20, 2003:

• Type of Shares	Shares of Common Stock and shares of Subsidiary Tracking Stock linked to Sony Communication Network Corporation (“Tracking Stock”)

• Number of Shares	Common Stock: Up to 90,000,000 shares Tracking Stock: Up to 300,000 shares

• Total Purchase Price	Common Stock: Up to 400 billion yen Tracking Stock: Up to 1 billion yen

(Note) As of July 25, 2003, the above transaction is the only share buy back carried out by Sony pursuant to the above authorization.

Contact:

Corporate Communications

Sony Corporation

(03) 5448-2200 (Direct line)